SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2003

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press release dated July 21, 2003.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044 and 333-74932.

PRESS RELEASE	FOR IMMEDIATE RELEASE

Vhi Healthcare signs contract with CGI for its GIOS solution

London, England, July 21, 2003 — CGI Group (Europe) Limited (CGI) (TSX: GIB.A; NYSE: GIB) has signed a contract to implement its state-of-the-art administration system, GIOS (Global Insurance Open Solution), at Vhi Healthcare, one of Ireland’s most recognised and trusted health insurance brands.

CGI will bring a revolutionary insurance administration system to Vhi Healthcare, which will not only provide outstanding customer service to 1.55 million customers, but will also allow Vhi Healthcare to easily expand its business in the future. GIOS is a highly flexible, modular solution, which is capable of fully supporting the administration function for all forms of insurance products. Through use of the Healthcare template, Vhi gains access to the specialist healthcare insurance functionality that is readily available within GIOS.

Currently, Vhi Healthcare is migrating from its legacy systems to GIOS and, following extensive testing, is scheduled to go-live early in 2004.

Initially CGI provided Vhi Healthcare with a business analysis study which included extensive technical consulting. Michael Keaney, general manager for individual & corporate business and implementation programme manager at Vhi Healthcare, comments: “Our preliminary study with CGI was a great success and has resulted in a shared understanding of what we want to achieve and how to guarantee it is accomplished. Vhi Healthcare’s goal is to significantly improve customer service by developing one single customer data source, and with GIOS information need only be entered once for our entire insurance administration business. GIOS is a highly functional solution that will help us to achieve considerable efficiency savings over time through the automation of administrative processes.”

Keaney continues: “GIOS has been developed specifically for the insurance industry and is easily customised, which is vital to us moving forward. The Vhi Healthcare brand is strong and with GIOS we will be able to bring a new product range to market quicker than our previous legacy system allowed.”

Gavin Chapman, senior vice-president and managing director at CGI Group (Europe) Limited, said: “This is an important contract win for CGI. We are delighted that one of Ireland’s most recognised brands is purchasing GIOS, which will deliver to Vhi Healthcare a highly flexible and functional solution tailored to meet its specific needs. Our GIOS solution covers all lines of business and is rapidly becoming one of the leading insurance solutions in the industry.”

About Vhi Healthcare
Vhi Healthcare is the market leader for health insurance in Ireland with greater than 80% market share. In operation since 1957 Vhi Healthcare provides for the health insurance needs of 1.55 million people – or 41% of the Irish population. Premium Income generated to the year end February 2002 exceeded €600 million with Claims Payout averaging more than €10 million per week. The scheme is administered by a staff of 725 people countrywide. Administration cost ratios for Vhi are regarded as among the lowest in the industry, typically around 8-9% of Premium Income. The majority of members are insured through approximately 8,200 group membership schemes. Website: www.vhihealthcare.com

About CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount. CGI and its affiliated companies employ 20,000 professionals. CGI’s annualized revenue run-rate is currently CDN$2.9 billion (US$1.9 billion) and at March 31, 2003, CGI’s order backlog was CDN$11.2 billion (US$7.6 billion). CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, United States and Europe. CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.com

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

UK press enquiries:
Lisa Carter / Geraldine Grewal
Portfolio Communications Ltd.
44 20 7240 6959

CGI:
Investor relations
Julie Creed
Vice-president, investor relations
(312) 201-4803

Ronald White
Director, investor relations
(514) 841-3230

Media Relations
Eileen Murphy
Director, Media Relations
(514) 841-3430

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: July 21, 2003	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary